NOGALES RESOURCES CORP

PO BOX 80, CALLE COLUMBIA 5 DE DICIEMBRE

PUERTO VALLARTA, CP48351 JALISCO, MEXICO

Via EDGAR

October 29, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:

James Lopez, Assistant Director

Re:

Nogales Resources Corp.

Registration Statement on Form S-1

Filed September 29, 2014

File No. 333-199013

Dear Mr. Lopez:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 24, 2014 by James Lopez, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nogales Resources Corp.

By:	/s/ Misael Aguirre
Chief Executive Officer